Lightspeed to Outline Three Year Strategy at 2025 Capital Markets Day
Lightspeed projects for the next three years:
Gross profit CAGR of ~20-25%1 and Customer Location2 CAGR of ~10-15%1 in its two growth engines - retail in North America and hospitality in Europe
Consolidated gross profit CAGR of ~15-18%1
Adjusted EBITDA to grow to ~20% of gross profit in Fiscal 20281,5
Free Cash Flow5 of ~$100 million in Fiscal 20281
Lightspeed also completed Fiscal 2025 share repurchases of over $130 million3
Additional share repurchase of up to ~$300 million authorized for a total of $430 million

Lightspeed reports in US dollars and in accordance with IFRS.
MONTREAL, March 26, 2025, /PRNewswire/ - Lightspeed Commerce Inc. ("Lightspeed" or the "Company") (TSX | NYSE: LSPD), the one-stop commerce platform empowering merchants to provide the best omnichannel experiences, will be hosting its Capital Markets Day today March 26, at the New York Stock Exchange, beginning at 8:00 am EST.
“I am incredibly excited to present Lightspeed’s three year strategy and financial outlook to investors and analysts today at the New York Stock Exchange,” said Dax Dasilva, Founder and CEO. “Lightspeed faces the future with the strongest product offering it has ever had, a strategy focused on the markets where it has a proven right to win, Adjusted EBITDA positive operations and a healthy balance sheet. We have never been bigger, better or stronger and I look to the future with great enthusiasm.”
Three-Year Financial Outlook

As discussed on its fiscal third quarter conference call, Lightspeed is executing on its renewed strategy focused on winning in its two primary growth engines: retail in North America and hospitality in Europe. In this event, management will explain why Lightspeed is doubling down on these focus areas and how they intend to accelerate growth.
As part of Capital Markets Day, the executive team will unfold details of the strategy, targeted investments in sales, marketing, and product development and cost optimization efforts across the business. This focused and disciplined approach will allow the Company to accelerate customer location growth, expand subscription ARPU, and drive profitable growth over the next three years.
As a result, during the period of Fiscal 2026 to Fiscal 2028 inclusive, within its primary growth engines, Lightspeed expects to grow gross profit at a three-year compound annual growth rate (“CAGR”) of ~20% to ~25%1, and for the consolidated business, Lightspeed expects to grow gross profit at a three-year total CAGR of ~15% to ~18%1, reaching ~$700 million1 in gross profit by Fiscal 2028. Within its primary growth engines for the same period, net Customer Locations2,4 are expected to grow at a three-year CAGR of ~10% to ~15%1. For the consolidated business, total Adjusted EBITDA5 is expected to grow at a CAGR of ~35%1 over the same period, reaching ~20%1 of gross profit and Adjusted Free Cash Flow5 is expected to reach ~$100 million1 in Fiscal 2028.

1 Financial outlook, please see the section entitled "Long-Term Financial Outlook" in this press release for the assumptions, risks and uncertainties related to Lightspeed's financial outlook, and the section entitled "Forward Looking Statements".
2 For purposes of this outlook, eCommerce sites have not been included given the Company's focus on its outbound strategy which prioritizes physical-first.
3 The Company’s normal course issuer bid program approved in April 2024.
4 Key Performance Indicator. See the section entitled "Key Performance Indicators."
5 Non-IFRS measure or ratio. See the section entitled “Non-IFRS Measures and Ratios” and the reconciliation to the most directly comparable IFRS measure or ratio included in this press release.

Share Repurchase Program
The Company has completed its existing share repurchase program, authorized in April of 2024. Lightspeed has repurchased and cancelled 9,722,677 shares, representing ~6% of total shares outstanding as at March 22, 2024, for an aggregate consideration of ~$132 million.
Given the ongoing confidence in Lightspeed’s strategic plan and its strong financial position, Lightspeed’s board has approved the renewal of its normal course issuer bid for the repurchase of an additional 9,013,953 shares representing U.S. ~$95 million6 as part of an overall repurchase authorization for up to $400 million, including ~$92 million repurchased since the beginning of February 2025. The Company will continue to opportunistically assess additional avenues for the return of capital to shareholders in furtherance of this authorization.
Capital Markets Day
When: Wednesday, March 26, 2025
Time: 8:00 AM - 12:00 PM ET
Where: New York Stock Exchange
Webcast registration: https://lightspeed-capital-markets-day-2025.open-exchange.net/registration
Replay: To access a replay of the event please visit the Investor Relations section of the Company's website where the webcast will be hosted for two years.
For all information: https://investors.lightspeedhq.com

Renewal of Normal Course Issuer Bid
Lightspeed has authorized, and the Toronto Stock Exchange (the "TSX") has approved, the renewal of its normal course issuer bid (the "NCIB") to purchase for cancellation up to 9,013,953 subordinate voting shares of Lightspeed over the twelve-month period commencing on April 5, 2025 and ending no later than April 4, 2026, representing approximately 10% of the "public float" (as defined in the TSX Company Manual) of the subordinate voting shares issued and outstanding as at March 21, 2025. As at March 21, 2025, there were 146,399,347 subordinate voting shares issued and outstanding, of which 90,139,538 subordinate voting shares are part of the public float. The NCIB will be conducted through the facilities of the TSX and the New York Stock Exchange (the "NYSE") or alternative trading systems in Canada and the United States, if eligible, and will conform to their regulations. Repurchases of subordinate voting shares may also be made pursuant to available issuer bid exemptions approved by the applicable Canadian securities commissions. Subordinate voting shares will be acquired under the NCIB at the prevailing market price at the time of acquisition, except that any purchases made under an issuer bid exemption order will be at a discount to the prevailing market price as per the terms of the order. Any subordinate voting share purchased under the NCIB will be canceled.

Under the NCIB, other than purchases made under block purchase exemptions, Lightspeed will be allowed, subject to applicable securities laws, to purchase daily, through the facilities of the TSX, a maximum of 153,504 subordinate voting shares representing 25% of the average daily trading volume of 614,018 subordinate voting shares, as calculated per the TSX rules for the six-month period ended on February 28, 2025.

In connection with the NCIB, Lightspeed will also enter into an automatic share purchase plan ("ASPP") on the date hereof with the designated broker responsible for the NCIB, allowing for the purchase of subordinate voting shares under the NCIB at times when Lightspeed would ordinarily not be permitted to purchase its securities due to regulatory restrictions and customary self-imposed blackout periods. Pursuant to the ASPP, before entering into a blackout period, Lightspeed may, but is not required to, instruct the designated broker to make purchases under the NCIB in accordance with certain purchasing parameters. Such
6 Represents estimated value based on the closing trading price of the subordinate voting shares on the New York Stock Exchange on March 21, 2025.

purchases will be made by the designated broker based on such purchasing parameters, without further instructions by Lightspeed, in compliance with the rules of the TSX, applicable securities laws and the terms of the ASPP.

Lightspeed believes that the purchase of its subordinate voting shares under the NCIB is an appropriate investment by it since, in its view, market prices from time to time may not reflect the underlying value of Lightspeed's business. Furthermore, the purchases are expected to benefit all persons who continue to hold Lightspeed subordinate voting shares by increasing their equity interest in Lightspeed when such repurchased subordinate voting shares are canceled.

Actions in connection with the NCIB will be subject to various factors, including Lightspeed's capital and liquidity positions, accounting and regulatory considerations, Lightspeed's financial and operational performance, alternative uses of capital, the trading price of Lightspeed's subordinate voting shares and general market conditions. The NCIB does not obligate Lightspeed to acquire a specific dollar amount or number of shares and may be modified or discontinued at any time.

Under the Company’s existing NCIB for the 12-month period beginning on April 5, 2024 and ending no later than April 4, 2025, the Company is authorized to repurchase up to 9,722,677 subordinate voting shares, or 10% of the "public float" (as defined in the TSX Company Manual) of the subordinate voting shares issued and outstanding as at March 22, 2024. As at March 25, 2025, the Company has repurchased 9,722,677 of its subordinate voting shares at a weighted average purchase price per subordinate voting share of CAD$19.20 through the facilities of the TSX and the NYSE and alternative trading systems in Canada and the United States.

About Lightspeed
Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional omnichannel customer experiences. Our cloud commerce solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financial solutions and connection to supplier networks.
Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE: LSPD) (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the company serves retail, hospitality and golf businesses in over 100 countries.
For more information, see www.lightspeedhq.com.

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Forward-Looking Statements

This news release may include forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking statements"), including information regarding Lightspeed's financial outlooks (including gross profit, Adjusted Free Cash Flow and Adjusted EBITDA), NCIB and ASPP, and the intended purchase for cancellation of subordinate voting shares of Lightspeed thereunder, and Lightspeed’s intention to potentially repurchase additional subordinate voting shares outside the NCIB. Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions and are identified by words such as "will", "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions concerning matters that are not historical facts. Such statements are based on current expectations of Lightspeed's management and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward-looking statements contained in this news release, including, among other factors, those risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operations, under "Risk Factors" in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Readers are cautioned to consider these and other factors carefully when making decisions with respect to Lightspeed's subordinate voting shares and not to place undue reliance on forward-looking statements. Forward-looking statements contained in this news release are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that Lightspeed considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by Lightspeed. Except as may be expressly required by applicable law, Lightspeed does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.
Non-IFRS Measures and Ratios
The information presented herein includes certain non-IFRS financial measures such as "Adjusted EBITDA" and "Adjusted Free Cash Flow" and the non-IFRS ratio "Adjusted EBITDA as a % of Gross Profit". These measures and ratios are not recognized measures and ratios under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures and ratios presented by other companies. Rather, these measures and ratios are provided as additional information to complement those IFRS measures and ratios by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures and ratios should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures and ratios are used to provide investors with supplemental measures and ratios of our operating performance and liquidity and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures and ratios in the evaluation of issuers. Our management also uses non-IFRS measures and ratios in order to facilitate operating performance comparisons from period to period, to prepare operating budgets and forecasts and to determine components of management compensation.
"Adjusted EBITDA" is defined as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, foreign exchange gains and losses, transaction-related costs, restructuring, litigation provisions and goodwill impairment. We believe that Adjusted EBITDA provides a useful supplemental measure of the Company’s operating performance, as it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business.
"Adjusted EBITDA as a % of Gross Profit" is calculated by dividing our Adjusted EBITDA by our gross profit. We use this ratio as we believe that it provides a useful supplemental indicator of the Company’s operating performance, as it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business.
"Adjusted Free Cash Flow" or "Free Cash Flow" is defined as cash flows from (used in) operating activities as adjusted for the payment of amounts related to capitalized internal development costs, the payment of amounts related to acquiring property and equipment and certain cash inflows and outflows associated with merchant cash advances. We use this measure as we believe including or excluding certain inflows and outflows provides a helpful supplemental indicator to investors of the Company's ability to generate cash flows.
See the financial tables below for a reconciliation of the non-IFRS financial measures and ratios.
Key Performance Indicators
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.
Average Revenue Per User. "Average Revenue Per User" or "ARPU" represents the total subscription revenue and transaction-based revenue of the Company in the period divided by the number of Customer Locations of the Company in the period. We use this measure as we believe it provides a helpful supplemental indicator of our progress in growing the revenue that we derive from our customer base. For greater clarity, the number of Customer Locations of the Company in the period is calculated by taking the average number of Customer Locations throughout the period.
Customer Locations. "Customer Location" means a billing merchant location for which the term of services has not ended, or with which we are negotiating a renewal contract, and, in the case of NuORDER, a brand with a direct or indirect paid subscription for which the term of services has not ended or in respect of which we are negotiating a subscription renewal. A single unique customer can have multiple Customer Locations including physical and eCommerce sites and in the case of NuORDER, multiple subscriptions. We use this measure as we believe that our ability to increase the number of Customer Locations with a high GTV per year served by our platform is an indicator of our success in terms of market penetration and growth of our business. A Customer Location's GTV per year is calculated by annualizing the GTV for the months in which the Customer Location was actively processing in the last twelve months.
Long-Term Financial Outlook
Our long-term targets constitute financial outlook and forward-looking information within the meaning of applicable securities laws. The purpose of communicating long-term targets is to provide a description of management’s expectations regarding our intended operating model, financial performance and growth prospects at a further stage of business maturity. Such information may not be appropriate for other purposes.
A number of assumptions were made by the Company in preparing our long-term targets, including:
•Our expectations regarding our growth strategy for retail in North America and hospitality in Europe and our strategies for other geographies and verticals.
•Economic conditions in our core geographies and verticals, including inflation, consumer confidence, disposable income, consumer spending, foreign exchange rates, employment and other macroeconomic conditions, remaining at close to current levels.
•Jurisdictions in which Lightspeed has significant operations do not impose strict measures like those put in place in response to pandemics like the COVID-19 pandemic.
•Customer adoption of our payments solutions in line with expectations, with new customers having an average GTV at or above planned levels.
•Our ability to price our payments solutions in line with our expectations and to achieve suitable margins and to execute on more optimized pricing structures.
•Continued uptake of our payments solutions in line with our expectations in connection with our ongoing efforts to sell our POS and payments solutions as one unified platform.
•Revenue streams resulting from certain partner referrals remaining in line with our expectations (particularly in light of our decision to unify our POS and payments solutions, which payments solutions have in the past and may in the future, in some instances, be perceived by certain referral partners to be competing with their own solutions).
•Our ability to manage default risks of our merchant cash advances in line with our expectations.
•Long-term growth in ARPU, including growth in subscription ARPU, in line with expectations, driven by Customer Location expansion in our growth engines, customer adoption of additional solutions and modules and the introduction of new solutions, modules and functionalities.

•Our ability to achieve higher close rates and better unit economics with customers in our growth engines.
•Our reallocation of investment over time towards our growth engines - retail in North America and hospitality in Europe.
•Our ability to price solutions and modules in line with our expectations.
•Our ability to recognize synergies and reinvest those synergies in core areas of the business as we prioritize our flagship Lightspeed Retail and Lightspeed Restaurant offerings.
•Our ability to scale our outbound and fields sales motions in our growth engines.
•Our ability to attract and retain customers and grow subscription ARPU in our addressable markets.
•The size of our addressable markets for our growth engines - retail in North America and hospitality in Europe - being in line with our expectations.
•Customer Location growth of ~10-15% (three year CAGR between fiscal 2025 and fiscal 2028) in our two growth engines - retail in North America retail and hospitality in Europe.
•Our ability to selectively pursue strategic opportunities and derive the benefits we expect from the acquisitions we have completed including expected synergies resulting from the prioritization of our flagship Lightspeed Retail and Lightspeed Restaurant offerings.
•Market acceptance and adoption of our flagship offerings.
•Our ability to increase our operating efficiencies by consolidating infrastructure and hosting contracts with certain providers and consolidating certain service centers into lower cost geographies.
•Our ability to attract, develop and retain key personnel and our ability to execute our succession planning.
•Our expectations regarding the costs, timing and impact of our reorganizations and other cost reduction initiatives.
•The ability to effectively develop and expand our labour force, including our sales, marketing, support and product and technology operations, in each case both domestically and internationally, but particularly in our growth engines.
•Our ability to manage customer churn.
•Our ability to manage requests for subscription pauses, customer discounts and payment deferral requests.
•Assumptions as to foreign exchange rates and interest rates, including inflation.
•Share-based compensation declining as a percentage of revenue over time.
•Gross margin being within a range of ~42-45% over time.
•Seasonal trends of our key verticals being in line with our expectations and the resulting impact on our GTV and transaction-based revenues.
Our financial outlook does not give effect to the potential impact of acquisitions, divestitures or other strategic transactions that may be announced or closed after the date hereof. Many factors may cause actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such targets, including risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operation and under “Risk Factors” in our most recent Annual Information Form. In particular, our long-term targets are subject to risks and uncertainties related to:
•Our ability to execute on our growth strategy focused on retail in North America and hospitality Europe and our strategies for other geographies and verticals.
•The Russian invasion of Ukraine and reactions thereto.
•The Israel-Hamas war and reactions thereto.
•Uncertainty and changes as a result of elections and changes in administrations in the U.S., Canada and Europe (including the impacts of tariffs, trade wars, other trade conditions or protective government actions).
•Supply chain risk and the impact of shortages in the supply chain on our merchants.

•Macroeconomic factors affecting small and medium-sized businesses, including inflation, changes in interest rates and consumer spending trends.
•Instability in the banking sector.
•Any pandemic or global health crisis or certain natural disasters.
•Our ability to manage the impact of foreign currency fluctuations on our revenues and results of operations, including the use of hedging.
•Our ability to implement our growth strategy and the impact of competition.
•Our inability to attract and retain customers, including among high GTV customers or customers in our growth engines.
•Our inability to increase customer sales.
•Our ability to successfully execute our pricing and packaging initiatives.
•The substantial investments and expenditures required in the foreseeable future to expand our business, including over $50 million incremental investment in our product and technology roadmap in Fiscal 2026.
•Our liquidity and capital resources, including our ability to secure debt or equity financing on satisfactory terms.
•Our ability to increase scale and operating leverage.
•Our inability to continue to increase adoption of our payments solutions, including our initiative to sell our POS and payments solutions as one unified platform.
•Risks relating to our merchant cash advance program.
•Our ability to continue offering merchant cash advances and scaling our merchant cash advance program in line with our expectations.
•Our ability to further monetize our Lightspeed NuORDER offering.
•Our reliance on a small number of cloud service providers and suppliers for parts of the technology in our payments solutions.
•Our ability to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform.
•Our ability to prevent and manage information security breaches or other cyber-security threats.
•Our ability to compete and satisfactorily price our solutions in a highly fragmented and competitive market.
•Strategic relations with third parties, including our reliance on integration of third-party payment processing solutions.
•Our ability to maintain sufficient levels of hardware inventory including any impacts resulting from tariffs, trade wars or supply chain disruptions.
•Our ability to manage and maintain integrations between our platform and certain third-party platforms.
•Compatibility of our solutions with third-party applications and systems.
•Changes to technologies on which our platform is reliant.
•Our ability to effectively incorporate artificial intelligence solutions into our business and operations.
•Our ability to obtain, maintain and protect our intellectual property.
•Risks relating to our international operations, sales and use of our platform in various countries.
•Seasonality in our business and in the business of our customers.
•Pending and threatened litigation and regulatory compliance.
•Any external stakeholder activism.
•Changes in tax laws and their application.

•Our ability to expand our sales capability (including hiring over 150 outbound and field sales personnel in our growth engines by the end of Fiscal 2026) and maintain our customer service levels and reputation.
•Our ability to execute on our reorganizations and cost reduction initiatives.
•Our ability to successfully make future investments in our business through capital expenditures.
•Our ability to successfully execute our capital allocation strategies, including our share repurchase initiatives.
•Gross profit and operating expenses being measures determined in accordance with IFRS, and the fact that such measures may be affected by unusual, extraordinary, or non-recurring items, or by items which do not otherwise reflect operating performance or which hinder period-to-period comparisons.
•Any potential acquisitions, divestitures or other strategic opportunities, some of which may be material in size or result in significant integration difficulties or expenditures, or otherwise impact our ability to achieve our long term targets on our intended timeline or at all.
See also the section entitled “Forward-Looking Statements” in this press release.
Contacts:
Asha Bakshani
Chief Financial Officer
Gus Papageorgiou
Head of Investor Relations
investorrelations@lightspeedhq.com
SOURCE Lightspeed Commerce Inc.

Reconciliation from IFRS to Non-IFRS Results Adjusted EBITDA (expressed in thousands of US dollars, except percentages)

Fiscal year ended March 31,

2024
$

Net loss	(163,964)
Net loss as a % of gross profit	(43)%
Share-based compensation and related payroll taxes(1)	73,785
Depreciation and amortization(2)	109,628
Foreign exchange loss(3)	882
Net interest income(2)	(42,531)
Acquisition-related compensation(4)	3,105
Transaction-related costs(5)	2,208
Restructuring(6)	7,206
Litigation provisions(7)	7,470
Income tax expense	3,476

Adjusted EBITDA	1,265
Adjusted EBITDA as a % of Gross Profit	0%

(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the fiscal year ended March 31, 2024, excluding $1,995 of share-based compensation expense acceleration that was classified as restructuring, share-based compensation expense was $72,918, and related payroll taxes were an expense of $867. These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 8 of the audited annual consolidated financial statements ended March 31, 2024 for additional details). These expenses exclude share-based compensation classified as restructuring, which has been included in the restructuring expense.
(2)In connection with the accounting standard IFRS 16 - Leases, for Fiscal 2024, net loss includes depreciation of $7,946 related to right-of-use assets, interest expense of $1,211 on lease liabilities, and excludes an amount of $7,814 relating to rent expense.
(3)These non-cash gains and losses relate to foreign exchange translation.
(4)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(5)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses.
(6)Certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. The expenses associated with reorganization initiatives were recorded as a restructuring charge (see note 24 of the audited annual consolidated financial statements ended March 31, 2024 for additional details).
(7)These amounts represent provisions taken, settlement amounts and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 24 of the audited annual consolidated financial statements ended March 31, 2024 for additional details).

Reconciliation from IFRS to Non-IFRS Results (continued) Adjusted Free Cash Flow (expressed in thousands of US dollars)

Fiscal year ended March 31,

2024
$

Cash flows used in operating activities	(97,667)
Capitalized internal development costs(1)	(10,678)
Additions to property and equipment(2)	(7,506)
Merchant cash advances, net(3)	51,346

Adjusted Free Cash Flow	(64,505)
(1)These amounts represent the cash outflow associated with capitalized internal development costs. These amounts are included within the cash flows from (used in) investing activities section of the audited annual consolidated statements of cash flows. If these costs were not capitalized as an intangible asset, they would be part of our cash flows used in operating activities.
(2)These amounts represent cash outflows associated with the purchase of property and equipment. These amounts are included within the cash flows from (used in) investing activities section of the audited annual consolidated statements of cash flows.
(3)These amounts represent cash outflows, including the principal advanced, and cash inflows, including the repayment of principal, in respect of merchant cash advances.